Exhibit (a)(7)

CONTACTS:	Arnold Nixon (510) 620-5000
Immediate April 25, 2006
DICON FIBEROPTICS, INC.

ANNOUNCES COMMENCEMENT OF TENDER OFFER TO BUY

UP TO 154,500 SHARES OF ITS COMMON STOCK

RICHMOND, CALIFORNIA: DiCon Fiberoptics, Inc. announced today that it has commenced its previously announced tender offer to repurchase up to 154,500 shares of its common stock, which represents 0.14 percent of its 111,914,410 outstanding shares. Under the tender offer, DiCon Fiberoptics, Inc. shareholders will be given the opportunity to sell part or all of their shares with no commission to the Corporation at a price of $1.00 per share. Management and the Board of Directors believes that this price was fair to our shareholders. The aggregate purchase price, if 154,500 shares are purchased, would be $154,500. The offer to purchase shares will expire at 9:00 p.m. California Time on May 22, 2006 unless extended by the Corporation.

Under the procedures for the Tender, shareholders may offer to sell all or a portion of the shares they own at the $1.00 specified in the Tender. Upon the expiration of the offer, all shares purchased in the offer will receive the same price. If the number of shares tendered is greater than 154,500 shares, the Company will first acquire shares held by persons who own fewer than 100 shares and then will acquire shares from tendering shareholders on a pro rata basis. This offer is not conditioned upon any minimum number of shares being tendered.

Ho-Shang Lee, DiCon’s President and Chief Executive Officer, stated, “DiCon Fiberoptics is making the tender offer because its Board of Directors believes that the purchase of shares pursuant to the offer will reduce the number of shareholders to fewer than 300. If there are fewer than 300 shareholders of record after the completion of this tender, the Board intends to deregister the Company’s common stock with the Securities and Exchange Commission. As a result, the Company would no longer be required to file periodic reports with the SEC, including, among other reports, Form 10-KSB and Forms 10-QSB. Becoming a deregistered company will eliminate the substantial time and costs attendant to maintaining our status as a public reporting company.”

If this offer does not result in the reduction of the number of shareholders necessary for the Company to deregister with the Commission, the Board of Directors will likely consider additional alternatives to achieve this result if it remains in the Company’s best interests.

DiCon Fiberoptics, Inc. designs and manufactures passive components, modules, Micro Electro-Mechanical Systems (“MEMS”) products, and test instruments for the fiberoptic communications industry, is based in Richmond, California.

Jean Lin, Stock Administrator, will be the Company’s Transfer Agent for the shares tendered. Questions to or requests for assistance may be directed to Jean Lin, Stock Administrator, at (510) 620-5352 or jlin@diconfiber.com.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of DiCon Fiberoptics, Inc. common stock. The offer is made solely by the Offer to Purchase dated April 25, 2006 and the related Letter of Transmittal.